CREDIT SUISSE | FIRST BOSTON

CREDIT SUISSE FIRST BOSTON LLC

One Madison Avenue
New York, NY 10010-3629

Tel 1 212 325 2000
www.csfb.com


04046528

November 10, 2004

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Credit Suisse First Boston - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 – File No. 082-4705

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston, a private foreign issuer exempt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby enclose a supplement to the Credit Suisse First Boston Information Statement dated November 4, 2004

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-stamped and pre-addressed envelope.

If you have any questions, please contact the undersigned at (212) 325-4041.

Very truly yours,

Melissa Bodner
Vice President

Enclosure

PROCESSED
DEC 10 2004
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
NOV 15 2004
WASH. D.C.
202
SECTION

990490072 - 11/10/2004

SUPPLEMENT DATED
NOVEMBER 4, 2004
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED JULY 15, 2004

Interim Financial Information

On November 4, 2004, Credit Suisse Group released its financial results for the nine months ended September 30, 2004 and for the third quarter of 2004, including the financial results of the CSFB business unit, some of which are excerpted and included in this supplement as Annex I. For further information on the interim results of operations for the CSFB business unit, we refer you to "Investor Relations — Corporate Reporting — Quarterly Reporting" on Credit Suisse Group's website at www.credit-suisse.com. The results of operations for the CSFB business unit may differ significantly from our financial results. See "Operating and Financial Review and Prospects — Differences in the Results of Operations of the Bank and CSFB, Institutional Securities and CSFB Financial Services" in the Information Statement.


SEC MAIL PROCESSING
RECEIVED
NOV 15 2004
WASH, D.C. 202 SECTION

Credit Suisse First Boston serves global institutional, corporate, government and high-net-worth clients in its role as financial intermediary through two segments. The Institutional Securities segment provides securities underwriting, financial advisory, lending and capital raising services, and sales and trading for global users and suppliers of capital. The Wealth & Asset Management segment provides international asset management services to institutional, mutual fund and private investors through its Credit Suisse Asset Management, Alternative Capital and Private Client Services divisions.

Credit Suisse First Boston's business environment in the third quarter of 2004 was characterized by uncertainty around geopolitical issues, increasing energy prices and the upcoming US Presidential election. These concerns led to trendless markets with accompanying low volatility levels, compounded by the seasonal summer months' slowdown. Despite this challenging environment, fixed income trading revenues and investment banking advisory businesses performed reasonably well, equity underwriting and equity trading were down in line with the industry and, as anticipated, third quarter realizations of long-term private equity investments in Wealth & Asset Management were markedly below those of the second quarter.

Furthermore, Credit Suisse First Boston's businesses are managed on a US dollar basis and a majority of its revenues, expenses and assets are US dollar-based. The 7% weakening of the US dollar against the Swiss franc in the third quarter of 2004 from the third quarter of 2003 adversely affected revenues and net income for the third quarter of 2004 when translated into Swiss francs.

Credit Suisse First Boston's effective tax rate is based on expected income, statutory tax rates and tax planning. For the third quarter of 2004, the effective tax rate was negative 10%, positively impacted by the release of tax contingency accruals totaling CHF 126 million in the Institutional Securities segment following the favorable resolution of matters with local tax authorities. Excluding this release of tax contingency accruals and CHF 211 million of non-taxable income arising from investments that are required to be consolidated under accounting rules (FASB interpretation No. 46 (Revised), or FIN 46R) effective January 1, 2004, the effective tax rate was 28% for the quarter. The effective tax rate for the first nine months of 2004 was 13%. This is lower than the expected full year effective tax rate of 28% adjusted for the above accrual release and non-taxable FIN 46R income.

During the third quarter of 2004, Credit Suisse First Boston's CEO Brady Dougan announced a new streamlined senior management team. While managing through a difficult industry environment, the team has been fully engaged in an assessment of Credit Suisse First Boston's strategic direction. This review focuses on generating above-market growth by sharpening strategy, specifically by leveraging existing franchise business, closing gaps in core business areas and entering new areas that present attractive opportunities.

Credit Suisse First Boston

in CHF m, except where indicated	3Q2004	2Q2004	3Q2003	Change in % from 2Q2004	Change in % from 3Q2003	9 months 2004	9 months 2003	Change in % from 2003
Net revenues	**3,892**	4,633	3,330	(16)	17	**13,388**	11,519	16
Total operating expenses	**3,384**	3,494	2,979	(3)	14	**10,600**	9,847	8
Net income	**322**	430	203	(25)	59	**1,511**	1,003	51
Cost/income ratio	**86.9%**	75.4%	89.5%	–	–	**79.2%**	85.5%	–
Compensation/revenue ratio	**50.2%**	47.3%	49.7%	–	–	**49.8%**	51.9%	–
Pre-tax margin	**12.4%**	22.9%	10.2%	–	–	**20.2%**	12.7%	–
Return on average allocated capital	**10.7%**	14.5%	7.0%	–	–	**17.6%**	11.0%	–
Average allocated capital	**12,055**	11,824	11,570	2	4	**11,444**	12,159	(6)
Other data excluding minority interests								
Net revenues [1]	**3,670**	4,118	3,330	(11)	10	**12,543**	11,519	9
Cost/income ratio [1][2]	**91.9%**	84.8%	89.5%	–	–	**84.4%**	85.5%	–
Compensation/revenue ratio [1]	**53.2%**	53.2%	49.7%	–	–	**53.2%**	51.9%	–
Pre-tax margin [1][2]	**7.4%**	13.2%	10.2%	–	–	**14.9%**	12.7%	–

[1] Excluding CHF 222 million, CHF 515 million and CHF 845 million in 3Q2004, 2Q2004 and 9 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation. [2] Excluding CHF 11 million in 3Q2004 and 9 months 2004 in expenses associated with minority interests relating to the FIN 46R consolidation.

Institutional Securities income statement

in CHF m	3Q2004	2Q2004	3Q2003	Change in % from 2Q2004	Change in % from 3Q2003	9 months 2004	9 months 2003	Change in % from 2003
Net interest income	**786**	1,065	1,092	(26)	(28)	**2,893**	2,858	1
Investment banking	**868**	902	939	(4)	(8)	**2,610**	2,625	(1)
Commissions and fees	**673**	617	691	9	(3)	**2,053**	1,927	7
Trading revenues including realized gains/(losses) from investment securities, net	**607**	199	(100)	205	–	**2,054**	1,980	4
Other revenues	**149**	351	(3)	(58)	–	**604**	95	–
Total noninterest revenues	**2,297**	2,069	1,527	11	50	**7,321**	6,627	10
Net revenues	**3,083**	3,134	2,619	(2)	18	**10,214**	9,485	8
Provision for credit losses	**24**	80	10	(70)	140	**83**	214	(61)
Compensation and benefits	**1,662**	1,916	1,350	(13)	23	**5,829**	5,155	13
Other expenses	**1,118**	942	1,004	19	11	**2,907**	2,868	1
Total operating expenses	**2,780**	2,858	2,354	(3)	18	**8,736**	8,023	9
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**279**	196	255	42	9	**1,395**	1,248	12
Income tax expense/(benefit)	**(57)**	14	124	–	–	**214**	439	(51)
Minority interests, net of tax	**44**	53	0	(17)	–	**137**	0	–
Income from continuing operations before cumulative effect of accounting changes	**292**	129	131	126	123	**1,044**	809	29
Cumulative effect of accounting changes, net of tax	**0**	0	(1)	–	–	**0**	(13)	–
Net income	**292**	129	130	126	125	**1,044**	796	31

Institutional Securities

Institutional Securities' third quarter 2004 net income increased CHF 162 million to CHF 292 million compared with the third quarter of 2003, reflecting an 18% increase in net revenues primarily due to significantly higher fixed income trading and lower equity trading and investment banking revenues. Reflecting improved revenues, compensation costs increased versus the third quarter of 2003. The quarter was also favorably impacted by the release of certain tax contingency accruals as described above. Compared to the second quarter of 2004, net income improved CHF 163 million, as the decline in revenue was more than offset by lower compensation costs and the favorable tax resolution.

During the third quarter of 2004 and as a result of a fairly stable credit environment, provisions for credit losses were CHF 24 million, an increase of CHF 14 million from the third quarter of 2003 and a decrease of CHF 56 million from the second quarter of 2004. Compared to June 30, 2004, total impaired loans decreased CHF 312 million to CHF 967 million, largely due to a specific loan write-off. Valuation allowances as a percentage of total impaired loans decreased 2.6 percentage points to 80.0% as of September 30, 2004.

Operating expenses of CHF 2,780 million were CHF 426 million higher, increasing 18%, compared to the third quarter of 2003. Compensation and benefits expenses increased 23%, or CHF 312 million, in the third quarter of 2004, with the increase attributable to higher incentive compensation costs commensurate with improved revenues, increased headcount and higher non-incentive compensation costs. Third quarter 2003 compensation and benefits reflected the introduction of three-year vesting for future stock awards and the reversal of an accrual for the first six months of 2003 as previously disclosed. Non-compensation expenses increased 11%, or CHF 114 million, as a result of higher professional fees and the outsourcing of selected information technology functions as well as business-driven costs, including commissions. Compared to the second quarter of 2004, operating expenses were down 3%, or CHF 78 million, as compensation and benefits expenses decreased 13% reflecting lower revenue levels, partially offset by a 19% increase in non-compensation expenses primarily reflecting increased business activity and higher professional fees, commission expenses and legal fee accruals relating to litigation.

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. Third quarter 2004 investment banking results were down by 8% from the third quarter of 2003, largely due to a weak underwriting calendar. Debt underwriting revenue of CHF 448 million was consistent with the third quarter of 2003, reflecting strong increases in the leveraged finance business and weaker investment grade debt underwriting revenues. Reflecting a 22% industry-wide decline in the number of global debt transactions, debt underwriting revenue decreased 5% compared to the second quarter of 2004. Declines were most notable



Institutional Securities revenue disclosure

in CHF m	3Q2004	2Q2004	3Q2003	Change in % from 2Q2004	Change in % from 3Q2003	9 months 2004	9 months 2003	Change in % from 2003
Debt underwriting	**448**	472	446	(5)	0	**1,317**	1,271	4
Equity underwriting	**114**	189	173	(40)	(34)	**546**	459	19
Underwriting	**562**	661	619	(15)	(9)	**1,863**	1,730	8
Advisory and other fees	**306**	241	320	27	(4)	**747**	895	(17)
Total investment banking	**868**	902	939	(4)	(8)	**2,610**	2,625	(1)
Fixed income	**1,348**	1,012	668	33	102	**4,229**	4,226	0
Equity	**696**	843	841	(17)	(17)	**2,644**	2,544	4
Total trading	**2,044**	1,855	1,509	10	35	**6,873**	6,770	2
Other (including loan portfolio)	**171**	377	171	(55)	0	**731**	90	–
Net revenues	**3,083**	3,134	2,619	(2)	18	**10,214**	9,485	8
Commissions, fees and other	**614**	686	676	(10)	(9)	**2,051**	1,863	10
Trading revenues (principal transactions)	**624**	332	26	88	–	**2,189**	2,448	(11)
Net interest income	**806**	837	807	(4)	0	**2,633**	2,459	7
Total trading	**2,044**	1,855	1,509	10	35	**6,873**	6,770	2

in the leveraged and syndicated finance businesses as industry-wide global high-yield new issuance dollar volumes dropped 21% compared to the second quarter of 2004. On a year-to-date basis, Institutional Securities continued to be ranked first in global high-yield new issuances and third in global investment grade new issuances. Equity underwriting revenues in the third quarter of 2004 decreased 34% compared to the third quarter of 2003 to CHF 114 million, and decreased 40% compared to the second quarter of 2004, primarily due to lower industry-wide principal volume of new issuances as equity market conditions remained depressed. Institutional Securities maintained its strong number 3 position in global IPOs, was co-lead manager in the notable Google IPO auction and joint lead manager for the NAVTEQ IPO. Third quarter 2004 advisory and other fees declined 4%, when compared to the strong third quarter of 2003, and increased 27% compared to the second quarter of 2004, on improved mergers and acquisitions activity and Institutional Securities' increased involvement in large deals including J. C. Penney, ChipPac, Refco Group, MONY Group, and TXU. Institutional Securities significantly improved its mergers and acquisitions market share during the year, rising from number fifteen at the end of the first quarter to number eight year-to-date through September 2004.

Total trading revenues include fixed income and equity sales and trading. The third quarter of 2004 saw significant market uncertainties in the wake of geopolitical issues, higher energy prices and seasonal

Institutional Securities key information

	3Q2004	2Q2004	3Q2003	9 months 2004	9 months 2003
Cost/income ratio	**90.2%**	91.2%	89.9%	**85.5%**	84.6%
Compensation/revenue ratio	**53.9%**	61.1%	51.5%	**57.1%**	54.3%
Pre-tax margin	**9.0%**	6.3%	9.7%	**13.7%**	13.2%
Return on average allocated capital	**10.7%**	4.9%	5.0%	**13.5%**	9.8%
Average allocated capital in CHF m	**10,894**	10,583	10,484	**10,277**	10,871
Other data excluding minority interests					
Cost/income ratio [1)2)]	**91.5%**	92.8%	89.9%	**86.7%**	84.6%
Compensation/revenue ratio [1)]	**54.8%**	62.2%	51.5%	**57.9%**	54.3%
Pre-tax margin [1)2)]	**7.7%**	4.6%	9.7%	**12.5%**	13.2%

[1)] *Excluding CHF 48 million, CHF 53 million and CHF 141 million in 3Q2004, 2Q2004 and 9 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation.* [2)] Excluding CHF 4 million in 3Q2004 and 9 months 2004 in expenses associated with minority interests relating to the FIN 46R consolidation.

	30.09.04	30.06.04	31.12.03	Change in % from 30.06.04	Change in % from 31.12.03
Total assets in CHF bn	**741.4**	755.3	644.4	(2)	15
Number of employees (full-time equivalents)	**16,519**	15,801	15,374	5	7

slackening. Fixed income trading generated revenues of CHF 1,348 million in the third quarter of 2004, more than double the third quarter of 2003. The increase reflects improved risk taking and positioning, particularly in currency trading, the beneficial impact of declining long-term interest rates and a rebound in structured products results from a disappointing 2003. These strongly improved results were partially offset by weaker results due to reduced customer flow, primarily in interest rate products and, to a smaller extent, leveraged finance. In comparison to the second quarter of 2004, fixed income trading for the third quarter of 2004 improved CHF 336 million, or 33%, due to improved risk taking and positioning offset in part by weakened results from structured and interest rate products which continued to be constrained by reduced customer flow due to a seasonal slowdown and mixed economic data. Equity trading revenues decreased 17% to CHF 696 million in the third quarter of 2004 as compared to the third quarter of 2003, reflecting the industry-wide slowdown and generally lower transaction volumes on many exchanges. Convertible business declined in the third quarter of 2004, with very limited trading opportunities as new issuance activity slowed and volatility hit historic lows. These declines were partially offset by improved results from customer-driven options and structured products activity. Equity trading decreased CHF 147 million, or 17%, from the second quarter of 2004, due to the slowdown and lower transaction volumes as well as a seasonal decline.

Other revenues of CHF 171 million in the third quarter of 2004 were the same amount as the third quarter of 2003 and decreased 55% compared to the second quarter of 2004, largely due to fewer gains on legacy investments and a decline in minority interest related revenue. The net exposure to legacy investments as of September 30, 2004 was reduced to CHF 1.6 billion, including unfunded commitments for the real estate portfolio, a decline of CHF 332 million from June 30, 2004.

Wealth & Asset Management income statement

in CHF m	3Q2004	2Q2004	3Q2003	Change in % from 2Q2004	Change in % from 3Q2003	9 months 2004	9 months 2003	Change in % from 2003
Net interest income	**(20)**	42	20	–	–	**41**	33	24
Asset management and administrative fees	**541**	632	616	(14)	(12)	**1,807**	1,747	3
Trading revenues including realized gains/(losses) from investment securities, net	**49**	53	(1)	(8)	–	**145**	122	19
Other revenues	**239**	772	76	(69)	214	**1,181**	132	–
Total noninterest revenues	**829**	1,457	691	(43)	20	**3,133**	2,001	57
Net revenues	**809**	1,499	711	(46)	14	**3,174**	2,034	56
Compensation and benefits	**291**	276	304	5	(4)	**844**	823	3
Other expenses	**313**	360	321	(13)	(2)	**1,020**	1,001	2
of which commission and distribution expenses	**164**	218	208	(25)	(21)	**605**	581	4
Total operating expenses	**604**	636	625	(5)	(3)	**1,864**	1,824	2
Income from continuing operations before taxes and minority interests	**205**	863	86	(76)	138	**1,310**	210	–
Income tax expense	**8**	100	14	(92)	(43)	**146**	24	–
Minority interests, net of tax	**167**	462	0	(64)	–	**697**	0	–
Income from continuing operations	**30**	301	72	(90)	(58)	**467**	186	151
Income from discontinued operations, net of tax	**0**	0	1	–	–	**0**	21	–
Net income	**30**	301	73	(90)	(59)	**467**	207	126

Wealth & Asset Management

The Wealth & Asset Management segment is comprised of Credit Suisse Asset Management, the Alternative Capital division, Private Client Services and Other.

Wealth & Asset Management reported net income of CHF 30 million for the third quarter of 2004, a decline of CHF 43 million compared to the third quarter of 2003. Compared to the second quarter of 2004, when significant levels of private equity investment-related gains were recorded, Wealth & Asset Management net income declined CHF 271 million.

Wealth & Asset Management's third quarter 2004 net revenues were CHF 809 million, an increase of CHF 98 million, or 14%, compared to the third quarter of 2003, due to CHF 174 million of minority interest revenues. Revenues before investment-related gains decreased 13% to CHF 573 million with lower asset management fees due to a shift in business mix toward lower margin products in Credit Suisse Asset Management and lower performance fees from the Alternative Capital division, reflecting weaker market performance.

Third quarter 2004 investment-related gains increased 11% compared to the third quarter of 2003, to CHF 62 million. Investment-related revenues declined CHF 318 million compared to the second quarter of 2004 due to a decline in the number and magnitude of harvested private equity investments.

Minority interest related revenue declined CHF 288 million in the third quarter of 2004 to CHF 174 million compared to the second quarter of 2004, reflecting lower levels of investment-related gains.

Compared with the third quarter of 2003, operating expenses decreased 3% to CHF 604 million driven by lower compensation costs and lower other expenses. Compared with the second quarter of 2004, operating expenses decreased 5%, reflecting increased compensation and benefits costs offset by lower commission expense in line with lower net revenues.

Wealth & Asset Management reported a net new asset outflow of CHF 0.5 billion during the quarter as inflows of CHF 1.2 billion in the Alternative Capital division, primarily related to the launch of the Credit Opportunity Fund, and inflows of CHF 0.4 billion from improved Credit Suisse Asset Management results were more than offset by outflows of CHF 2.1 billion in Private Client Services. Assets under management as of September 30, 2004 of CHF 487.5 billion declined slightly, by 0.4%, compared to June 30, 2004, with net new asset outflows and the negative impact of foreign currency exchange rate movements mostly offset by market performance in Credit Suisse Asset Management.

Wealth & Asset Management revenue disclosure

in CHF m	3Q2004	2Q2004	3Q2003	Change in % from 2Q2004	Change in % from 3Q2003	9 months 2004	9 months 2003	Change in % from 2003
Credit Suisse Asset Management [1]	**403**	482	472	(16)	(15)	**1,368**	1,305	5
Alternative Capital [1]	**113**	106	125	7	(10)	**336**	322	4
Private Client Services	**57**	69	77	(17)	(26)	**198**	215	(8)
Other	**0**	0	(19)	–	–	**(1)**	(17)	(94)
Total before investment related gains	**573**	657	655	(13)	(13)	**1,901**	1,825	4
Investment related gains [2]	**62**	380	56	(84)	11	**569**	209	172
Net revenues before minority interests	**635**	1,037	711	(39)	(11)	**2,470**	2,034	21
Minority interest revenues [3]	**174**	462	0	(62)	–	**704**	0	–
Net revenues	**809**	1,499	711	(46)	14	**3,174**	2,034	56

[1] Alternative Capital has been presented as a separate division from Credit Suisse Asset Management and prior periods have been adjusted to conform to the current presentation. [2] Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital division and Other. [3] Reflects minority interest revenues relating to the FIN 46R consolidation.

Wealth & Asset Management key information

	3Q2004	2Q2004	3Q2003	9 months 2004	9 months 2003
Cost/income ratio	**74.7%**	42.4%	87.9%	**58.7%**	89.7%
Compensation/revenue ratio	**36.0%**	18.4%	42.8%	**26.6%**	40.5%
Pre-tax margin	**25.3%**	57.6%	12.1%	**41.3%**	10.3%
Return on average allocated capital	**10.3%**	96.6%	26.6%	**53.4%**	21.2%
Average allocated capital in CHF m	**1,160**	1,246	1,099	**1,166**	1,300
Net new assets in CHF bn					
Credit Suisse Asset Management [1]	**0.4**	1.0	(5.3)	**0.9**	(11.2)
Alternative Capital	**1.2**	0.3	0.7	**2.2**	0.0
Private Client Services	**(2.1)**	1.4	(2.1)	**(0.3)**	(2.7)
Total net new assets	**(0.5)**	2.7	(6.7)	**2.8**	(13.9)
Other data excluding minority interests					
Cost/income ratio [2,3]	**94.0%**	61.3%	87.9%	**75.2%**	89.7%
Compensation/revenue ratio [2]	**45.8%**	26.6%	42.8%	**34.2%**	40.5%
Pre-tax margin [2,3]	**6.0%**	38.7%	12.1%	**24.8%**	10.3%

[1] Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated. [2] Excluding CHF 174 million, CHF 462 million and CHF 704 million in 3Q2004, 2Q2004 and 9 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation. [3] Excluding CHF 7 million in 3Q2004 and 9 months 2004 in expenses associated with minority interests relating to the FIN 46R consolidation.

in CHF bn	30.09.04	30.06.04	31.12.03	Change in % from 30.06.04	Change in % from 31.12.03
Assets under management					
Credit Suisse Asset Management [1]	**386.9**	385.6	381.6	0	1
Alternative Capital	**39.8**	39.1	31.1	2	28
Private Client Services	**60.8**	64.6	61.8	(6)	(2)
Total assets under management	**487.5**	489.3	474.5	0	3
of which advisory	**164.8**	166.3	158.3	(1)	4
of which discretionary	**322.7**	323.0	316.2	0	2
Active private equity investments	**1.5**	1.2	1.3	25	15
Number of employees (full-time equivalents)	**2,931**	2,917	2,967	0	(1)

[1] Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.